SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                           (Amendment No. 9)

                           NASH FINCH COMPANY
                           (Name of issuer)

              Common Stock, par value $1.66-2/3 per share
                    (Title of class of securities)

                              631158102
                           (CUSIP number)

                            Paul D. Sobey
                         Empire Company Limited
                      115 King Street, Stallarton,
                           Nova Scotia, Canada
          (Name, address and telephone number of person authorized to receive notices and communications)

                            December 29, 1994
          (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


      CUSIP No. 631158102

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Empire Company Limited

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                  (b) [X]

          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
               WC, BK

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Province of Nova Scotia, Canada

                                       7    SOLE VOTING POWER
                  NUMBER OF                    599,851
                   SHARES
                   BENEFICIALLY        8    SHARED VOTING POWER
                   OWNED BY EACH
                   REPORTING           9    SOLE DISPOSITIVE POWER
                   PERSON WITH                 599,851

                                      10   SHARED DISPOSITIVE POWER
                                              - 0 -

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               599,851

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
               SHARES*                                                  [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.52%

          14  TYPE OF REPORTING PERSON*
               CO


               This Amendment No. 9 amends, supplements and restates as of the date hereof the Schedule 13D (the "13D") filed on January 22, 1986, as amended by Amendment No. 1 thereto filed on September 19, 1986, Amendment No. 2 thereto filed on April 3, 1987, Amendment No. 3 thereto filed on June 17, 1987, Amendment No. 4 thereto filed on August 3, 1987, Amendment No. 5 thereto filed on August 8, 1988, Amendment No. 6 thereto filed on July 30, 1990, Amendment No. 7 thereto filed on February 20, 1992 and Amendment No. 8 thereto filed on June 7, 1993 by the undersigned with respect to the Common Stock, par value $1.66-2/3 per share, of Nash Finch Company.

     Item 1.  Security and Issuer

          Item 1 of the Schedule 13D is hereby amended and restated as follows:

          This statement relates to the Common Stock (par value $1.66-2/3 per share) (the "Shares") of Nash Finch Company (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 7600 France Avenue South, Minneapolis, Minnesota 55435.

     Item 2.  Identity and Background

               Item 2 of the 13D is hereby amended and restated in its entirety as follows:

               (a) The name of the person filing this statement is Empire Company Limited ("Empire" or the "Reporting
     Person"), a corporation incorporated under the laws of the Province of Nova Scotia, Canada.

               The voting equity of Empire consists of Class B Common Shares, of which: (i) David F. Sobey beneficially owns 3,294,980 shares (18.3% of the class); (ii) Donald R. Sobey beneficially owns 3,294,980 shares (18.3% of the class); (iii) the estate of the late William M. Sobey beneficially owns 2,066,146 shares (13.7% of the class);
     (iv) F&I Investments Limited ("F&I"), a corporation incorporated under the laws of the Province of Nova Scotia, owns of record 2,066,146 shares (11.2% of the class). F&I is controlled by David F. Sobey and the Executors of the estate of the late William M. Sobey. David F. Sobey and Donald R. Sobey are brothers and are related to the Executors of the estate of William M. Sobey.

               Information as to each executive officer and director of Empire is set forth in Schedule A, attached hereto, which Schedule is incorporated herein by reference. All of the individuals referred to therein are citizens of Canada.

               (b)  The address of the principal offices of
     Empire is 115 King Street, Stellarton, Nova Scotia.

               (c) Empire is a diversified Canadian company whose operations consist of four main segments: food distribution, real estate, retail drug store operations and other investments. The major components included in other investments are participation in oil and gas exploration and development, operations in the entertainment and leisure industries, insurance underwriting in the London market, ownership of a Canadian federally chartered trust company, as well as significant investments in a diversified portfolio of marketable securities. Attached hereto as Schedule A is the information required with respect to each of the directors and executive officers of Empire.

               (d)  None of Empire, or to the best of its
     knowledge, any person named in Schedule A, attached hereto, has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

               (e)  None of Empire, or to the best of its
     knowledge, any person named in Schedule A, attached hereto, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Considerations

          Item 3 of the 13D is hereby amended and restated as follows:

               As previously reported, funds for purchases by Empire were obtained from internally generated working capital and from lines of credit with the Bank of Nova
     Scotia.

     Item 4.  Purpose of the Transaction

               Item 4 of the 13D is amended and restated as follows:

               The Shares purchased by the Reporting Person were acquired for and are being held by the Reporting Person for investment. As described in Item 5, the Reporting Person has disposed of a portion of its acquired Shares in open market transactions. Although the Reporting Person may, from time to time, dispose of additional Shares in the open market or privately negotiated transactions depending upon the market price of the Shares, money and stock market conditions, other opportunities available to the Reporting Person and future developments, the Reporting Person may (depending upon the same conditions) acquire additional Shares.

               Subject to the foregoing, at the present time, the Reporting Person has not formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer

               Item 5 of the 13D is hereby amended and restated as follows:

               (a) Empire owns directly an aggregate of 599,851 Shares (representing 5.52% of the total number of Shares outstanding at November 18, 1994, according to the Issuer's Form 10-Q for the Forty Weeks Ended October 8, 1994).

               (b) Empire has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of such 599,851 Shares.

               (c) Transactions in Shares that were effected during the past sixty days by Empire are set forth below.
     All transactions were effected in the over-the-counter market.

                     Sales of Nash Finch Common Stock
                           Since October 31, 1994

                              Number              Price
     Sale Date                of Shares           Per Share

     December 15, 1994        6,500               $16.00
     December 22, 1994        5,000               $16.00
     December 29, 1994        27,100              $16.00
     December 30, 1994        10,000              $16.25

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuers

               Item 6 of the 13D is hereby amended and restated as follows:

               There are no contracts, arrangements
     understandings or relationships (legal or otherwise) among Empire and any other person with respect to any securities of the Issuer, including, but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or holding of proxies.

     Item 7.  Material to be Filed as Exhibits

     Exhibit A.     Joint Reporting Agreement dated January 22,
                    1986 among Empire and the former other
                    reporting persons.

     Exhibit B.     Copy of Power of Attorney dated January 22,
                    1986 executed by Empire.

     Exhibit C.     Line of credit to Empire from The Bank of
                    Nova Scotia dated November 15, 1985.


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated this 9th day of January, 1995.

                         EMPIRE COMPANY LIMITED

                         /s/ James W. Gogan
                         By: James W. Gogan
                         Title:  President



                                                  SCHEDULE A

                   Executive Officers and Directors
                                  of
                                Empire

               The names of the Directors and names and titles of the Executive Officers of Empire and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or officer's business address is that of Empire. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Empire and each individual is a citizen of Canada.

      Name and Business Address           Present Principal
                                             Occupation

      John C. Clark                 Chairman and Chief
      Suite 5110                      Executive Officer
      40 King Street West             Tuckahoe Financial
      Toronto, Ontario                Corporation

      Sir Graham Day                Counsel, Stewart McKelvey
      P.O. Box 31                     Sterling Sales
      Hansport, Nova Scotia

      Robert P. Dexter              Partner, Stewart McKelvey
      Purdy's Wharf Tower One         Sterling Sales
      Halifax, Nova Scotia

      Peter Godsoe*                 Deputy Chairman of the Board,
      44 King Street West             President and Chief Executive
      Toronto, Ontario                Officer of The Bank of
                                      Nova Scotia

      James W. Gogan*               President

      John N. Hagen                 Executive Vice President

      H. Gordon MacNeill*           Chairman of the Board
      P.O. Box 43                     Jannock Limited (Brick
      Toronto Dominion Centre         Producer)
      Toronto, Ontario

      Elisabeth Parr-Johnston*      President and Vice Chancellor
      166 Bedford Highway             Mount Saint Vincent University
      Halifax, Nova Scotia

      J. William Ritchie*           Resident Director, Midland
      1809 Barrington Street          Walwyn Capital Inc.
      Halifax, Nova Scotia

      J. William Sinclair*          Forestry Technician,
      Green Hill                      Department of Lands and Forests
      Pictou County, Nova Scotia      Province of Nova Scotia

      Douglas B. Stewart            President, Sobeys, Inc.

      David F. Sobey*               Treasurer.  Chairman and
                                      Chief Executive Officer of
                                      Sobeys Inc.

      Donald R. Sobey*              Chairman

      Frank C. Sobey                Vice Chairman
                                      Atlantic Shopping
                                      Centers Limited

      John R. Sobey *               President, Retail
                                      Operations of
                                      Sobeys, Inc.

      Paul D. Sobey*                Vice President and Secretary

      Chester D. Thompson           Comptroller

    _________________________
     *    Director of Empire.


     EXHIBIT A
                        JOINT REPORTING AGREEMENT

               In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with the other parties as follows:

               1.   Such party is eligible to file a statement on
     Schedule 13D pertaining to the Common Stock, par value $1.66-2/3 per share, of Nash Finch Company, to which this agreement is an exhibit, for the filing of the information contained therein.

               2. Such party is responsible for timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no such party is responsible for the completeness or accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information is inaccurate.

               3. Such party agrees that such statement is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

               This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.


     Dated:  January 22, 1986

                                   EMPIRE COMPANY LIMITED

                                   By  /s/ Donald R. Sobey

                                     Title:

                                   SOBEY LEASED PROPERTIES LIMITED

                                   By  /s/ James W. Gogan
                                     Title:

                                   SOBEY STORES LIMITED

                                   By  /s/ David S. Sobey
                                     Title:

                                   SUMAC CORPORATION LIMITED

                                   By  /s/ Donald R. Sobey
                                     Title:

                                   PAULJAN LIMITED

                                   By  /s/ Paul D. Sobey
                                     Title:

                                   DONALD R. SOBEY INVESTMENTS
                                     LIMITED

                                   By  /s/ Donald R. Sobey
                                     Title:


                                                     EXHIBIT B

                         POWER OF ATTORNEY

               THE UNDERSIGNED hereby appoints each of Donald
     R. Sobey, James W. Gogan and Paul D. Sobey acting jointly or individually with full power of substitution in the premises as the attorney in fact of the undersigned to prepare, execute and file with the Securities and Exchange Commission on behalf of the undersigned amendments to the Statement on Schedule 13D relating to the stock of Nash Finch Company which any of the above named attorneys in fact shall, in his sole discretion, deem appropriate and hereby confirms any and all action taken by any of such attorneys pursuant to this Power of Attorney.

                                   EMPIRE COMPANY LIMITED

                                   By  /s/ James W. Gogan

                                   By  /s/ Paul D. Sobey

     Dated:  January 22, 1986


                                                     EXHIBIT C

     SCOTIABANK
     THE BANK OF NOVA SCOTIA

     Foord Street, P.O. Box 1080
     Stellarton, N.S. 80K 150

                                             November 5, 1985

     Mr. J.W. Gogan, President
     Empire Company Limited
     115 King Street
     Stellarton, N.S.

     Dear Mr. Gogan:

               We are pleased to confirm that, subject to acceptance by you, The Bank of Nova Scotia (the "Bank") will make credit available on the terms set out below:

     BORROWER            Empire Company Limited

     SUMMARY
     OF CREDIT           $16,000,000 - Operating

     CURRENCY
     OPTIONS             Canadian and/or United States (U.S.)
                         Dollars, at the Borrower's option

     AVAILMENT
     OPTIONS To be availed of by direct advanced in Canadian and/or U.S. Dollars, and/or Bankers' Acceptances in Canadian Dollars, at the Borrower's option

     INTEREST RATES      Interest on the outstanding principal
                         Canadian Dollars amount and interest
                         on overdue interest compounded
                         monthly will be payable as well after
                         as before demand for payment and/or
                         judgment at the Bank's Prime lending
                         rate from time to time.

                         Interest on the outstanding principal
                         U.S. Dollars amount and interest on
                         overdue interest compounded monthly
                         will be payable as well after as
                         before demand for payment and /or
                         judgment:

                         i)   at the Bank's U.S. Dollar Base
                              Rate in Canada (BRCAN) from time
                              to time;

                                           OR

                         ii)  at 1/2% per annum over the Bank's
                              1, 2, 3, 6 or 12 month (at the
                              option of the Borrowed) London
                              InterBank Eurodollar Offer
                              (LIBO) Rate adjusted every 1, 2,
                              3, 6 or 12 months as the case
                              may be thereafter ("Interest
                              Adjustment Date") to a rate
                              which is 1/2% per annum above the
                              Bank's 1, 2, 3, 6 or 12 month
                              (at the option of the Borrower)
                              LIBO Rate, and so on from time
                              to time; provided that the
                              Borrower shall exercise the
                              option at least two (2) business
                              days prior to each Interest
                              Adjustment Date and the rate set
                              shall not be for a period which
                              expires after the date on which
                              the credit terminates.

     CALCULATION
     AND PAYMENT
     OF INTEREST              Interest will be payable on the
                              22nd day of each month as
                              calculated on each such day on
                              the basis of:

                              Canadian - a calendar year for
                              the actual number of days
                              elapsed when loans are drawn in
                              Canadian funds;

                              and

                              United States - on the basis of
                              a 360 day year for the actual
                              number of days elapsed, the said
                              rate based on a 360 day year is
                              equivalent to a rate based on a
                              calendar year of 365 days of
                              365/360 times the said rate when
                              loans are drawn in United States
                              funds based upon the Bank's U.S.
                              Dollar Base Rate in Canada and,
                              when based on the London
                              Interbank Eurodollar Offer Rate,
                              interest will be payable on
                              Interest Adjustment Date but not
                              less frequently than quarterly.

     ACCEPTANCE
     FEE                      An Acceptance Fee will be
                              payable on the amount of each
                              Banker's Acceptance at the time
                              of acceptance of each draft
                              calculated on the basis of a
                              calendar year for the actual
                              number of days elapsed from and
                              including the date of acceptance
                              to the due date of the draft at
                              a rate equal to the Corporate
                              Bankers' Acceptance Fee of the
                              Bank at the time of acceptance
                              (presently 1/2% per annum) with a
                              minimum fee of $100 per
                              transaction.

     TERMS OF
     BANKERS'
     ACCEPTANCES              30 - 180 days without grace

     ADVANCES                 The Borrower agrees:

                              Canadian Dollars - that advances
                              will be made to the Borrower
                              (subject to the security as
                              outlined) at this Branch on
                              receipt of a Promissory Note for
                              the amount of the advance;

                              Indirect - to enter into a
                              Bankers' Acceptance Agreement in
                              form and substance satisfactory
                              to the Bank;

                              U.S. Dollars (BRCAN) - that
                              advances will be made to the
                              Borrower in same day funds on
                              any business day (subject to the
                              security as outlined) at this
                              Branch on receipt of a
                              Promissory Note for the amount
                              of the advance.  A "business
                              day" is a day on which banks are
                              open for business in Toronto,
                              Ontario and Stellarton, Nova
                              Scotia.

                              U.S. Dollars (LIBOR) - that
                              advances will be made to the
                              Borrower (subject to the
                              security as outlined) in same
                              day funds upon prior notice of
                              two (2) business days on receipt
                              of a Promissory Note for the
                              amount of the advance.  A
                              "business day" is a day on which
                              banks are open for business in
                              London, England; New York,
                              U.S.A.; Toronto, Ontario and
                              Stellarton, Nova Scotia.

     REPAYMENT                The loans are to revolve from
                              cash flow.

     NOTICE OF
     PAYMENTS &
     DRAWINGS The Borrower is to use its best efforts to provide the Bank with advance notice for individual large transactions of $5,000,000 or over, such as:

                                 when drawing down a demand
                                 loan;
                              -  when repaying a demand loan;
                              -  when switching from Bankers'
                                 Acceptances to demand loans;
                              -  when repaying a demand loan
                                 and borrowing by Bankers'
                                 Acceptances.

     SECURITY                 The following security,
                              evidenced by documents in form
                              satisfactory to the Bank, is to
                              be provided:

                              -  Hypothecation of good quality
                                 stocks and bonds listed on a
                                 recognized stock exchange and
                                 having a minimum value of
                                 $5.00 per share (market value
                                 at September 18, 1985 - Cdn.
                                 Dollars $13,571,938,

                              -  Hypothecation of $137,600
                                 shares of Halifax
                                 Developments Ltd. (market
                                 value as at September 18,
                                 1985 $791,200);

                              -  Hypothecation of sundry
                                 private unlisted shares,
                                 estimated value $382,603.

     HELD IN
     SAFEKEEPING              -  55,714 shares of the Toronto-
                                 Dominion Bank, market value
                                 $1,351,065, in negotiable
                                 form as evidence of good
                                 faith only.

     AFFIRMATIVE
     COVENANT Good Quality Readily Realisable Security, Schedule A Bank stocks held in safekeeping and 137,600 shares of Halifax Developments Ltd. to provide full cover for Operating loans at all times.

     RESERVE CLAUSE           If any applicable law is
                              interpreted by any Court or Gov-
     (U.S. Loans              ernmental Agency charged with
        only)                 the interpretation thereof or is
                              changed and the effect of such
                              interpretation or change is to
                              cause any reserve or special
                              requirement against deposits in
                              or other liabilities of, or
                              loans by or other assets of the
                              Bank to be imposed, modified or
                              deemed applicable and the result
                              is to increase the cost to the
                              Bank of making or maintaining
                              any advance hereunder, the
                              Borrower is to pay to the Bank
                              on demand additional amounts to
                              compensate the Bank for such
                              increased cost, but the Borrower
                              is to have the right to prepay
                              without fee the outstanding
                              principal balance on any
                              Interest Adjustment Date up to
                              the amount on which the interest
                              rate is to be adjusted on such
                              date.

     REPORTING
     REQUIREMENTS             The Borrower will provide the
                              Bank with:

                              -  annual audited consolidated
                                 Financial Statements, to be
                                 submitted within 120 days of
                                 the April 30, 1986 fiscal
                                 year-end;

                              -  quarterly published Profit &
                                 Loss Statements, to be
                                 submitted within 60 days of
                                 each period-end.

     PERIODIC
     REVIEW The continuation of this credit is subject to periodic review and to no material adverse change occurring in the financial position of the
                              Borrower.


               If the above terms and conditions are
     acceptable to you, we would appreciate your signing and returning to us the enclosed copy of this letter by the close of business on November 20, 1985, after which date this offer will lapse.

                                 Yours very truly,

                                 /s/ A.F. Ryan

                                 A. F. Ryan
                                 Manager

     Accepted by:

     EMPIRE COMPANY LIMITED

     /s/ James W. Gogan
     (Name)

     President
     (Title)

     November 12, 1985
     (Date)